EXECUTIVE COMPENSATION RECOVERY POLICY
The language that follows is the Executive Compensation Recovery Policy extracted from the Remuneration
Policy.
Malus and clawback
Malus is the forfeiture of a variable pay award before it vests or is settled, and clawback refers to a requirement to repay some or all of an award after it has vested or is settled.
The remuneration committee has the discretion to determine that a prescribed officer or executive manager’s total share plan award is subject to reduction, forfeiture or clawback (in whole or in part) if:
•There is reasonable evidence of misbehaviour or material error by a prescribed officer or executive manager
•The financial performance of the group, company, employer company or relevant business unit for any financial year, used to determine an award, have subsequently appeared to be materially inaccurate
•The group, company, employer company or relevant business unit suffers a material downturn in its financial performance for which the prescribed officer or executive manager can be seen to have some liability
•The group, company, employer company or relevant business unit suffers a material failure of risk management for which the prescribed officer or executive manager can be seen to have some liability or in any other circumstances if the remuneration committee determines that it is reasonable to subject the awards of one or more prescribed officers or executive managers to reduction or forfeiture.
Procedures to impose any malus or clawback provisions must be initiated within three years of the award. To eliminate doubt, the provisions of this malus and clawback policy do not detract from any other legal rights or measures the company has as recourse for acts of fraud, wrongdoing and/or negligence by its prescribed officers or executive management.